Exhibit 99.1

China Sunergy Announces Third Quarter 2011 Financial Results
Reports Net Loss but Highest Quarterly Shipments to Date and Strong Cash Position

NANJING, China, November 17, 2011 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced its financial results for the third quarter ended September 30, 2011.  The results reflected anemic market demand, faster than expected ASP declines and inventory write-downs.

Third Quarter 2011 Financial Highlights

Total revenue was US$145.8 million, a 1.3% increase over Q2 2011 and a 15.9% year on year increase.

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Shipments totaled 116.2MW (115.6MW of which were module shipments) in the third quarter, representing a 30.1% increase over Q2 2011.  This is the Company’s highest quarterly shipment volume recorded to date, yet still below the Company’s original guidance of 140MW to 160MW.

•	Average selling price (ASP) per watt for the Company’s solar modules was US$1.26 per watt, down 23.2% since Q2.

•	Gross losses were US$19.9 million, and gross margin was negative 13.7%. Gross margin related to modules produced with the Company’s in-house cells was negative 11.4%.

•	Net losses were US$31.3 million, and net margin was negative 21.5%.

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Net loss per ADS was US$0.78 on a both basic and diluted basis, compared to a net loss of US$0.42 per ADS on a both basic and diluted basis in the second quarter of 2011 and net income per ADS of US$0.38 on a basic and US$0.37 on a diluted basis in the third quarter of 2010.

•	Operating cash outflow in the third quarter was US$92.8 million.

•	Cash Position: As of September 30, 2011, the Company had cash and cash equivalents of US$188.1 million.

Operational, Technological and Business Highlights in Third Quarter

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Financing in place: In August 2011, China Sunergy entered into agreements for long-term and short-term financing facilities totaling US$160 million from China Development Bank to fund its growth and help with working capital needs.

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2.6MW Solar Project Investment in Italy: In the third quarter, one subsidiary of the Company, China Sunergy Luxembourg S.A. invested in a 2.6MW ground-mount solar project in Italy.  The Engineering Procurement Contractor (EPC), Ecoware S.p.A, is one of the Company’s long-term customers.  In mid-November, the project was connected to the grid and received approval papers from the local grid company, Enel S.p.A..  The project is expected to be sold in first quarter of 2012.

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New Chief Strategy Officer: Robert A. Rice joined the Company as Chief Strategy Officer on September 15, 2011. Rice brings 25 years’ experience in business development, sales, strategy, and general management, much of it in Asia, to China Sunergy.  He will report to the CEO and be responsible for expanding CSUN’s global market presence, promoting the CSUN brand, establishing long-term industry partnerships, and recruiting a first class global sales team.

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Three-year Wafer Procurement Contract: In September, the Company entered into a three-year wafer purchase contract with CEEG (Nanjing) Semiconductor Materials Co., Ltd.  According to the contract, the Company will purchase three million pieces of multi-156 wafers per month from CEEG Semiconductor.  In the third quarter the Company paid a substantial amount toward a total pre-payment obligation of US$23.6 million to be met by the end of 2011.

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Quasar cell efficiency improvements: In the third quarter, the average efficiency rate of all Quasar cells produced reached 18.60%.  The cells are being produced with regular wafers and with low breakage rates, in a manner that allows the Company to scale up to commercial production levels as planned.

Mr. Stephen Cai, CEO of China Sunergy, commented: “Our third quarter results were disappointing, and we foresee more difficulties in the fourth quarter and winter months.  The whole industry is experiencing pain at the moment.  Rapidly falling prices have disrupted demand temporarily, as customers delay purchases while waiting for prices to stabilize.  But solar power prices are getting closer to grid parity in comparison to the cost of electricity generated by fossil fuels, and the long term future for survivors in this industry is bright. Companies like China Sunergy, which can move quickly to cut spending and output, while maintaining strong cash reserves and financing arrangements, are in a good position to ride out the storm.  Moreover, our efficient and cost-competitive Quasar technology is the crucial factor that will allow China Sunergy to persevere and ultimately thrive.”

Third Quarter 2011 Financial Results in Detail

Total Revenue and Shipments

For the third quarter of 2011, revenue amounted to US$145.8 million, a slight increase of 1.3% over the second quarter.  The slight increase in revenue was achieved because of an increase in quarterly shipments; however, corresponding revenues were offset by falling ASPs.  Sales decreased in mature markets like Europe but increased in certain new markets.  Revenue from module sales amounted to US$145.4 million and accounted for 99.7% of total revenue.  Shipments for the third quarter were 116.2 MW, including 115.6 MW of solar modules, the Company’s highest quarterly shipment volume to date.

Gross Profit / Loss and Gross Margin

Gross losses for the third quarter amounted to US$19.9 million.  Gross margin was negative 13.7% for the third quarter of 2011, which is lower than the 4% to 5% level the Company originally estimated.  This is mainly because the Company made additional US$26.8 million in inventory provisions due to falling ASPs.

Average Selling Price

Module ASP during the third quarter was US$1.26 per watt, declining from US$1.64 per watt in the second quarter of 2011.

Costs

In the third quarter of 2011, blended wafer costs were US$0.54 per watt, representing a sequential decrease of 31.6%.  The prices of polysilicon and wafers are expected to continue to decline in the fourth quarter.  Non-silicon costs for cells and modules for the third quarter of 2011 were US$0.24 and US$0.30 per watt respectively.

Operating Expense, Operating Profit/Loss and Net Income/Loss

SG&A expenses in the third quarter of 2011 were US$16.2 million, compared to US$13.5 million in the second quarter of 2011.  The increase was primarily due to the settlement expense with REC Wafer Norway AS.

Operating expenses were US$17.9 million for the third quarter of 2011, representing 12.3% of total revenue, and increasing by 18.5% over second quarter of 2011.  Operating expenses accounted for 10.5% of total revenue for the second quarter of 2011.

For the third quarter of 2011, losses from operations were US$37.8 million and net losses were US$31.3 million.

Inventory

Inventories at the end of the third quarter of 2011 reached US$84.9 million, after writing inventory down by approximately US$33.8 million to reflect current market valuation.  Inventory levels decreased 14.2% over the second quarter of 2011, and the company intends to keep inventory levels as low as possible through  year end by planning production strictly according to orders received.

Cash Flow

The cash outflow for third quarter was US$92.8 million, largely due to the net losses of US$31.3 million, and increases in accounts receivable and amounts due from related parties.  The Company recorded investing cash outflow of US$10.3 million and financing cash inflow of US$174.2 million.

Additional Company Updates Subsequent to Q3 2011

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First Quasar cells shipments: China Sunergy delivered its first commercial shipment of 0.3MW Quasar modules to Switzerland’s Sunergic S.A. in October 2011.  The modules are being launched on a trial basis exclusively to long-term customers to test market reactions.

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Large German sale: China Sunergy agreed to supply 23MW of solar modules to German solar distributor and project developer SUNfarming Group.  Over 18MW of the CSUN modules sold will be used in ground mount projects and others will be used in rooftop projects.  China Sunergy will deliver the 23MW modules within the fourth quarter of 2011.

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REC dispute settlement: China Sunergy has agreed to settle all disputes with REC Wafer Norway AS for a sum that is undisclosed but has limited financial impact on the Company.  As a part of this settlement, US$50 million in bank guarantees that had been held in escrow by the banks in connection with the case have been released.

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Solar Trade Petitions: SolarWorld Industries America Inc. filed a petition with the U.S. International Trade Commission (“ITC”) and U.S. Department of Commerce (“DOC”), claiming that Chinese photovoltaic manufacturers are “dumping” products at below cost to capture US market share.  The Company is reviewing the petitions and will respond in accordance with ITC & DOC guidelines but is confident that it is operating in compliance with such guidelines.  The Company affirms its long-term commitment to the U.S. solar sector and will continue to work with its customers and partners to bring innovative solar energy products to that market.

2011 Fourth Quarter and Full Year Guidance

Weak market demand and industry oversupply continued to affect our business in the third quarter, and the challenging conditions in the global solar market are expected to continue in the fourth quarter of the year.  The Company announced updated guidance on November 4, 2011 and is taking every action to make meaningful guidance predictions to investors in the future.

In the meantime, to the best of the Company’s knowledge at this time, fourth quarter shipments are estimated to be in the range of 95MW to 110MW.  The Company expects to breakeven at the gross margin level and forecasts a net loss in the fourth quarter.  For the full year 2011, the Company estimates its total shipments to be between 395MW and 410 MW.

Conference Call

China Sunergy will host an earnings conference call on Thursday, November 17, 2011, at 8:00 a.m. Eastern Time (Thursday, November 17, 2011, 9:00 p.m. Beijing/Hong Kong time).  The management team will be on the call to discuss the Company’s results, operating performance and business outlook and to answer questions.

To access the conference call, please dial:

United States toll-free:	+1 866 519 4004
International:	+65 6723 9381
Singapore:	6723 9381
China:	800 819 0121 (Domestic) /400 620 8038 (Domestic Mobile)
Hong Kong:	24750994

Please ask to be connected to Q3 2011 China Sunergy Co., Ltd. Earnings Conference Call and provide the following passcode: 24929338

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1 866 214 5335
International:	+6 128 235 5000

The passcode for replay participants is: 24929338. The telephone replay also will be archived on the "Investor Relations" section of the company's website for seven days following the earnings announcement.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets. For more information, please visit our website at http://www.chinasunergy.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li
Phone: + 86 25 5276 6696
Email: Elaine.li@chinasunergy.com

Brunswick Group

Hong Kong Ginny Wilmerding Phone: + 852 3512 5000 Email: csun@brunswickgroup.com	Hong Kong Nina Zhan Phone: + 852 3512 5000 Email: csun@brunswickgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including the ultimate outcome of any decisions by the ITC and DOC on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company’s products, the future trading of the common stock of the Company; the ability of the Company to operate as a public Company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
(In US$ ’000, except share and per share data)

	For the 3 months ended
	Sep 30, 2011	Jun 30, 2011	Sep 30, 2010

Sales to third parties	143,116	144,004	33,713
Sales to related parties	2,682	15	92,045
Total sales	145,798	144,019	125,758
Cost of goods sold	(165,703)	(140,304)	(100,774)
Gross profit	(19,905)	3,715	24,984
Operating expenses:
Selling expenses	(4,458)	(5,507)	(1,153)
General and administrative expenses	(11,746)	(8,035)	(3,375)
Research and development expenses	(1,694)	(1,514)	(903)
Total operating expenses	(17,898)	(15,056)	(5,431)
Income (loss) from operations	(37,803)	(11,341)	19,553
Interest expense	(6,969)	(3,776)	(2,143)
Interest income	1,135	508	200
Other income/ (expenses), net	1,149	(510)	831
Changes in fair value of derivatives	2,039	(1,870)	(683)
Income (loss) before income tax	(40,449)	(16,989)	17,758
Income tax benefit (expense)	9,168	72	(2,371)

Net income (loss)	(31,281)	(16,917)	15,387

Net income (loss) per ADS
Basic	$(0.78)	$(0.42)	$0.38
Diluted	$(0.78)	$(0.42)	$0.37

Weighted average ADS outstanding
Basic	40,116,876	40,116,876	40,116,876
Diluted	40,116,876	40,116,876	43,694,111

China Sunergy Co., Ltd
Unaudited Condensed Consolidated Balance Sheet Information
(In US$ ’000, except share and per share data)

	Sep 30, 2011	Dec 31, 2010
Assets
Current Assets
Cash and cash equivalents	188,103	106,468
Restricted cash	100,489	84,988
Accounts receivable, net	157,639	65,581
Other receivable, net	52,439	22,775
Project assets	4,837	-
Income tax receivable	2,189	-
Inventories, net	84,865	72,335
Advance to suppliers, net	13,872	8,503
Amount due from related parties	39,535	42,578
Current deferred tax assets	16,066	3,941
Other current assets	511	428
Total current assets	660,545	407,597
Property, plant and equipment, net	135,753	111,629
Prepaid land use rights	10,829	11,042
Deferred tax assets	3,118	3,118
Intangible assets	5,550	7,626
Goodwill	14,806	14,806
Restricted cash-collateral account	6,070	18,522
Other long-term assets	2,211	3,739
Total assets	838,882	578,079

Liabilities and equity
Current liabilities
Short-term bank borrowings	277,269	139,530
Accounts payable	78,277	51,646
Notes payable	38,618	31,634
Accrued expenses and other current liabilities	29,089	14,287
Amount due to related parties	6,218	2,463
Income tax payable	-	6,162
Current defered tax libility	225	654
Total current liabilities	429,696	246,376
Collateral account payable	6,070	18,522
Derivative liability	-	-
Convertible bond payable	27,500	44,000
Long-term debt	92,106	30,199
Amount due to related parties	78,679	-
Accrued warranty costs	13,256	8,631
Other liabilities	3,563	3,542
Total liabilities	650,870	351,270

Equity:
Ordinary shares: US$0.0001 par value; 267,287,253 shares issued outstanding as of September 30, 2011 and December 31, 2010.	27	27
Additional paid-in capital	185,433	185,475
Accumulated profit (deficit)	(31,410)	13,286
Accumulated other comprehensive income	33,962	28,021
Total equity	188,012	226,809
Total liabilities and equity	838,882	578,079